United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of June 2002

Copamex, S.A. de C.V.

(Translation of Registrant's name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.]

COPAMEX, S.A. DE C.V. & SUBSIDIARIES

Press Release
For Immediate Release

COPAMEX POSTPONING OFFERING OF SENIOR UNSECURED NOTES.

Monterrey, N.L. Mexico, June 19, 2002 – Copamex, S.A. de C.V. today announced that it is postponing its offering of Senior Unsecured Notes due to continuing unfavorable market conditions.

Copamex is one of the largest manufacturers of paper-based consumer products and industrial paper products in Mexico.







Contacts:

Francisco Elosua
Investor Relations Manager
COPAMEX
Tel. +52 (81) 8152-6125
Fax: +52 (81) 8152-6129
frelosua@copamex.com

Ricardo Garza Kalifa
Investor Relations
COPAMEX
Tel. +52 (81) 8152-6126
Fax: +52 (81) 8152-6129
rgarzaka@copamex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)

Date: June 27, 2002

By: ______________________
Carlos Luis Diaz Sáenz
General Counsel